UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14932

UPM-KYMMENE CORPORATION

(Exact name of registrant as specified in its charter)

Eteläesplanadi 2, FI-00130 Helsinki, Finland

Tel. No.: 011-358-204-5111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, with no nominal value, represented by American Depositary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. UPM-Kymmene Corporation (“UPM”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 29, 1999, the date on which its Ordinary Shares, represented by American Depositary Shares (“ADS”), were first listed on the New York Stock Exchange (“NYSE”).

B. During the 12-month period preceding the filing of this Form 15F, UPM has filed or submitted all reports required under the Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2006.

Item 2. Recent United States Market Activity

UPM has not sold securities in the United States in any registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for UPM’s Ordinary Shares is the OMX Nordic Exchange Helsinki in Finland.

B. UPM’s Ordinary Shares were listed on the Helsinki Stock Exchange on May 2, 1996, and UPM has since maintained its listing on the OMX Nordic Exchange Helsinki, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C. The percentage of trading in the class of Ordinary Shares that occurred on the OMX Nordic Exchange Helsinki as of a recent 12-month period was 98.03%. The first and last days of the recent 12-month period are November 1, 2006 and October 31, 2007, respectively.

Item 4. Comparative Trading Volume Data

A. The first and last days of the recent 12-month period used to meet the requirement of Rule 12h-6(a)(4)(i) are November 1, 2006 and October 31, 2007, respectively.

B. During the 12-month period from November 1, 2006 through October 31, 2007, the average daily trading volume (“ADTV”) of UPM’s Ordinary Shares, including those represented by ADSs, in the United States was 18,691,159 Ordinary Shares, and 946,734,350 Ordinary Shares on a worldwide basis.

C. During the 12-month period from November 1, 2006 through October 31, 2007, the percentage of the United States ADTV of the worldwide ADTV was 1.97%.

D. UPM delisted its Ordinary Shares and the ADSs from the New York Stock Exchange on December 6, 2007. For the preceding 12-month period from, and including, December 6, 2006 until, but excluding December 6, 2007, the ADTV of UPM’s Ordinary Shares, including those represented by ADSs, in the United States was approximately 2.46% of the ADTV of UPM’s Ordinary Shares, including those represented by ADSs, on a worldwide basis.

E. UPM will maintain a Level 1 sponsored American Depositary Receipt facility.

F. To determine whether UPM met the requirements of Rule 12h-6, UPM relied in good faith upon the following sources of trading volume information: (i) OMX Nordic Exchange Helsinki and Reuters for ADSs and Ordinary Shares traded worldwide, and (ii) Reuters for ADSs and Ordinary Shares traded in the United States. The calculations of ADTV are based on both on-exchange and off-exchange transactions in the United States but only on-exchange transactions in Finland.

Item 5. Alternative Record Holder Information

Not applicable as UPM is relying on the average trading volume test under Rule 12h-6(a)(4)(i) under the Exchange Act.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. Pursuant to Rule 12h-6(h), UPM published a notice of its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both, by means of a press release on October 30, 2007.

B. On the above date, the notice was posted on UPM’s website (w3.upm-kymmene.com) and submitted on Form 6-K to the SEC.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

UPM intends to publish information required under Rule 12g3-2(b)(1)(iii) on UPM’s internet website at

w3.upm-kymmene.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, UPM-Kymmene Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, UPM-Kymmene Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

UPM-Kymmene Corporation

Date: December 6, 2007	By:	/s/ Jyrki Salo
	Name:	Jyrki Salo
	Title:	Executive Vice President and
Chief Financial Officer